FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16
Under the Securities Exchange Act of 1934

For the Month of July 2017

Commission file number 000-28884

Eltek Ltd.
 (Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-130611 and 333-123559.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eltek Ltd. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Vice President, Finance and Chief Financial Officer

Dated:  July 24, 2017

Press Release

Eltek Ltd. Receives An Order For Up To $3.0 Million From A Governmental Authority

PETACH-TIKVA, Israel, July 24, 2017 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, announced today it received an order from a governmental authority for a project that includes, among other things, manufacturing and procurement in an amount of up to approximately US$ 3 million.

The execution of the project will extend over a period of two years, during which Eltek will be required to meet quarterly milestones. The customer has an option to extend the project for an additional twelve month period, during which Eltek will be required to meet additional quarterly milestones.

Payments to Eltek shall be made on a quarterly basis, subject to the fulfillment of each milestone. The project is expected to generate total aggregate revenues of approximately US$ 2.1 million (approximately US$ 3 million if the option is exercised). In addition, to enable the execution of the project, the costumer shall lend the Company, for no consideration, equipment in a total aggregate amount of approximately US$ 1.8 million (approximately US$ 2 million if the option is exercised).

The customer may terminate the project on its first anniversary, but will be required to reimburse Eltek for its direct costs and expenses with regard to the project until such termination.

The Board of Directors has authorized the company to receive bridge financing as may be required to finance part of the project through a bank loan of up to NIS 4,500,000, to be guaranteed by Nistec Ltd., its controlling shareholder.

Mr. Yitzhak Nissan, Chairman of the Board and Chief Executive Officer, commented: "The selection of Eltek by this customer attests to the trust in the Company's technological capabilities. We believe that this order will advance our competitiveness and brings us a step closer to increasing the number of orders from this customer and from additional costumers that value the quality and high reliability of our printed circuit boards".

About Eltek
Eltek – "Innovation Across the Board", is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek has ITAR, AS-9100 and NADCAP Electronics permits and its customers include top of the line companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, and R&D, production and marketing center is located in Israel. Eltek operates also through its subsidiaries in North America in Europe and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com.

Forward Looking Statements:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Investor Contact:
Amnon Shemer
Chief Financial Officer
amnons@nisteceltek.com
+972-3-9395023